Direct: 608-284-2226

pkrill@gklaw.com

November 21, 2014

Keith A. Gregory

Senior Counsel

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Smead Funds Trust (the “Registrant” or the “Trust”)
File Nos. 333-197810 and 811-22985

To the Commission:

The purpose of this letter is to respond to oral comments provided by the staff of the Securities and Exchange Commission (the “Staff”) on the above-named Registrant’s Pre-Effective Amendment No. 1 to Registration Statement (the “Registration Statement”) on Form N-1A. We will request acceleration to go effective on November 21, 2014, once we have confirmed that there are no further comments. The following are responses to the Staff’s specific comments on the Registration Statement.

GENERAL COMMENTS

1.        Staff Comment:  Missing Information:  Please complete or update all missing information that is currently in brackets or missing in the Prospectus and Statement of Additional Information (the “SAI”) (e.g., Fees and Expenses of the Fund).

Response:  The Registrant has updated all missing information in the Prospectus and SAI as requested.

2.        Staff Comment:  Conforming Comments:  Please make conforming changes in response to our comments in the Prospectus and SAI disclosure, as appropriate.

Response:  The Registrant will make conforming changes in response to the Staff’s comments in the Prospectus and SAI as requested.

Keith A. Gregory

November 21, 2014

PROSPECTUS

Principal Investment Strategies (Page 5)

3.        Staff Comment:  Plain English:  Please review the Prospectus disclosure in light of the plain English requirements of Rule 421(d) under the Securities Act of 1933 and recent IM staff guidance, particularly in the Summary Section of the Prospectus. See Guidance Regarding Mutual Fund Enhanced Disclosure, IM Guidance Update (2014-08) (June 2014) (Guidance). In particular, we note the following:

(a).  Technical Terms and Paragraph Structure: Please avoid the use of technical terms or industry jargon and long sentences. See Guidance at 3. For example: The second sentence of last paragraph on page 5 states, “The Adviser maintains a sell discipline that is designed to manage overall portfolio risk by protecting against significant downside exposure of each security.” Please consider revising such disclosure in accordance with plain English principles.

Response:  The disclosure has been revised as requested.

Principal Risks (Page 6)

4.        Staff Comment:  Large-Cap Company Risk:  In the first paragraph, the third sentence states “For purposes of the Fund’s investment policies, the market capitalization of a company is based on its capitalization at the time the fund purchases the company’s securities.” As this statement relates more to the Fund’s investment policy or strategy, rather than a risk, please remove the sentence from this section.

Response:  The Registrant has moved this sentence from the Principal Risks section to the Principal Investment Strategies section.

Tax Information (Pages 9, 33)

5.        Staff Comment:  Taxation of Fund Distributions/Characterization of Distributions:  In the first paragraph on page 9, the first sentence states that the Fund’s distributions will be taxed as “ordinary income or long-term capital gain.” However, the first sentence in the third paragraph on page 33 indicates that distributions of the Fund’s investment company taxable income may include net short-term capital gain. Please address this inconsistency or explain to the staff how these statements are consistent. See Item 7 to Form N-1A.

Response: The Registrant has conformed the disclosure.

Keith A. Gregory

November 21, 2014

How to Purchase Shares — Purchasing Shares from the Fund (Pages 22-24, 26)

6.        Staff Comment:  Definition of Transfer Agent, Fund and Authorized Intermediary:  The disclosure references the Transfer Agent or the Fund in certain sections relating to the direct purchase of shares. Please revise the disclosure to consistently refer to the Transfer Agent. In addition, the disclosure references “your financial intermediary” or Authorized Intermediary in certain sections. Please confirm that these terms are used consistently. This comment also applies to redemption of Fund shares as described in the Prospectus as well as similar disclosure in the SAI.

Response: The Registrant has defined the term Transfer Agent when first used and revised the references to the Transfer Agent or the Fund accordingly. The Registrant believes that the use of the terms “your financial intermediary” or Authorized Intermediary is consistent and appropriate.

STATEMENT OF ADDITIONAL INFORMATION

Management of the Fund

7.        Staff Comment:  Allocation of Advisory Fees:  Please confirm that the method and payment of advisory fees for each share class is calculated based on average net assets, or average daily net assets, of each share class.

Response: The advisory fee is calculated for each share class based on average daily net assets of each share class. The Registrant has revised the disclosure accordingly.

*        *        *         *        *

Please note that the Registrant does not expect to submit an exemption application or no-action request in connection with the Trust’s Registration Statement on Form N-1A.

In connection with the Registrant’s request for acceleration of the effective date of the pending Registration Statement, please note that the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and the accuracy of the disclosure in its filings;
•

comments of the Staff or changes to disclosure in response to Staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission (the “SEC”) from taking any action with respect to the filings; and

•	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Keith A. Gregory

November 21, 2014

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

Please contact the undersigned at (608) 284-2226 if you have any questions.

Very truly yours, GODFREY & KAHN, S.C. /s/ Pamela M. Krill Pamela M. Krill